Filed Pursuant to Rule 433

Registration No. 333-156118

Subject to Completion

Preliminary Term Sheet dated January 27, 2011

The terms of the Notes are as specified in this term sheet and in the documents indicated herein under “Additional Note Terms”. Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page P-4 of product supplement ARN-3. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting in its capacity as a principal in selling the Notes to investors.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in February or March 2011, the settlement date may occur in March or April 2011 and the maturity date may occur in April or May 2012. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.
February , 2011

Units

Accelerated Return Notes®

Linked to the Rogers International Commodity® Index – Excess ReturnSM,

due April, 2012

$10 principal amount per unit

Pricing Supplement/Term Sheet No. 185

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Accelerated Return Notes®

3-to-1 upside exposure to increases in the level of the Rogers International Commodity Index® - Excess ReturnSM, subject to a cap of 11% to 15%

1-to-1 downside exposure, with no downside limit

A maturity of approximately 14 months

Payment at maturity is subject to the credit risk of SEK

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No	February , 2011 March , 2011 April , 2012

Summary

The Accelerated Return Notes® Linked to the Rogers International Commodity Index®—Excess ReturnSM due april     , 2012 (the “Notes”) are senior, unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Rogers International Commodity Index®—Excess ReturnSM (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forgo interest payments on the Notes and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this term sheet have the meaning set forth in product supplement ARN-3. References in this term sheet to “SEK”, “we”, “us”, and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Market Measure:	Rogers International Commodity Index® - Excess ReturnSM (Bloomberg symbol “ROGRER”)
Starting Value:	The closing level of the Index on the Pricing Date, subject to the Pricing Date Market Disruption Calculation, as more fully described beginning on page P-10 of product supplement ARN-3. The Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.
Ending Value:	The closing level of the Index on the Calculation Day (as defined below). If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described on page P-11 of product supplement ARN-3.
Capped Value:	$11.10 to $11.50 per unit of the Notes, which represents a return of 11% to 15% over the $10 Original Offering Price. The actual Capped Value of the Notes will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Determining Payment at Maturity for the Notes

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of $11.30 (a 13% return), the midpoint of the range of $11.10 and $11.50. The green line reflects the hypothetical returns on the Notes, while the gray line reflects the hypothetical returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 2,947.11, the closing level of the Index on January 18, 2011, and a hypothetical Capped Value of $11.30, the midpoint of the range of $11.10 and $11.50.

Example 1 — The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,947.11
Hypothetical Ending Value:	2,357.69

$10 ×	(2,357.69)	= $8.00
2,947.11

Hypothetical payment at maturity (per unit) = $8.00

Example 2 — The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,947.11
Hypothetical Ending Value:	3,006.05

$10 +	($10 × 3 ×	(3,006.05 – 2,947.11))	= $10.60
2,947.11

Hypothetical payment at maturity (per unit) = $10.60

Example 3 — The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,947.11
Hypothetical Ending Value:	4,420.67

$10 +	($10 × 3 ×	(4,420.67 – 2,947.11))	= $25.00
2,947.11

Hypothetical payment at maturity (per unit) = $11.30        (Payment at maturity (per unit) cannot be greater than the Capped Value)

Accelerated Return Notes®	TS-3

The following table illustrates, for the hypothetical Starting Value of 2,947.11 (the closing level of the Index on January 18, 2011) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical total amount payable on the maturity date per unit (rounded to two decimal places); and
▪	the hypothetical total rate of return to holders of the Notes.

The table below assumes a Capped Value of $11.30, the midpoint of the range of $11.10 and $11.50.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical total amount payable on the maturity date per unit	Hypothetical total rate of return on the Notes
1,473.56	-50.00%	$5.00	-50.00%
1,768.27	-40.00%	$6.00	-40.00%
2,062.98	-30.00%	$7.00	-30.00%
2,357.69	-20.00%	$8.00	-20.00%
2,652.40	-10.00%	$9.00	-10.00%
2,711.34	-8.00%	$9.20	-8.00%
2,770.28	-6.00%	$9.40	-6.00%
2,829.23	-4.00%	$9.60	-4.00%
2,888.17	-2.00%	$9.80	-2.00%
2,947.11 (1)	0.00%	$10.00	0.00%
3,006.05	2.00%	$10.60	6.00%
3,064.99	4.00%	$11.20	12.00%
3,123.94	6.00%	$11.30 (2)	13.00%
3,182.88	8.00%	$11.30	13.00%
3,241.82	10.00%	$11.30	13.00%
3,536.53	20.00%	$11.30	13.00%
3,831.24	30.00%	$11.30	13.00%
4,125.95	40.00%	$11.30	13.00%
4,420.67	50.00%	$11.30	13.00%

(1)	This is the hypothetical Starting Value, the closing level of the Index on January 18, 2011. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(2)	The hypothetical total amount payable on the maturity date per unit cannot exceed the hypothetical Capped Value of $11.30 (the midpoint of the range of $11.10 and $11.50). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section beginning on page P-4 of the product supplement and the “Risks Associated with Foreign Currency Notes and Indexed Notes” section beginning on page S-4 of the prospectus supplement identified below under “Additional Note Terms”, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the SEC on April 1, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	Ownership of the Notes will not entitle you to any rights with respect to the Index Components or the Index Commodities.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date. Merrill Lynch is not obligated to make a market for, or to repurchase, the Notes.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Payments on the Notes are subject to SEK’s credit risk, and changes to SEK’s credit ratings are expected to affect the value of the Notes.

▪	The prices of the Index Components or the Index Commodities may change unpredictably, affecting the value of the Notes in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Components or the Index Commodities may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪

Tax consequences are uncertain. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of product supplement ARN-3.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities (as defined below).

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The Notes are linked to the Index and not to the spot prices of the Index Commodities and an investment in the Notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the underlying physical commodities’ spot prices, the correlation will not be perfect and price movements in the spot market for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The Index Component prices and the level of the Index may decrease while the spot prices of the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components and the Index Commodities relative to their current prices may decrease the amount payable on the maturity date.

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield.” There is no indication that these markets will consistently be in backwardation or that there will be positive roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors.

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. For example, of the initial weights of the Index, as announced by Beeland Interests, Inc. (“Beeland”), approximately 44.00% of the component commodities of the Index are energy-oriented, including 21.00% in crude oil contracts. Accordingly, a decline in the value of these raw materials would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In

Accelerated Return Notes®	TS-5

addition, further development and commercial exploitation of alternative energy sources, including solar, wind, or geothermal energy, could reduce the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and, therefore, the value of the Notes could decline.

The composition of the Index is controlled by James Beeland Rogers, Jr. (“Rogers”) and changes to the Index may affect the value of the Notes and the amount payable on the maturity date.

The Index is overseen and managed by a committee (the “RICI® Committee”). Rogers chairs the RICI® Committee and controls its decisions.

Rogers, through the RICI® Committee, has a significant degree of discretion regarding the composition and management of the Index, including additions, deletions, and the weights of the Index Commodities (as defined below) or exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the amount payable on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI® Committee do not have any obligation to take the interests of holders of the Notes into consideration when reweighting or making any other changes to the Index.

The Notes are linked to the Rogers International Commodity Index®—Excess ReturnSM, not the Rogers International Commodity Index®—Index Total ReturnSM.

The Rogers International Commodity Index®—Excess ReturnSM reflects returns that are potentially available through an unleveraged investment in the Index Components and the Index Commodities. By comparison, the Rogers International Commodity Index®—Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index®—Excess ReturnSM, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index®—Excess ReturnSM and not the Rogers International Commodity Index®—Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Trading and other transactions by Rogers in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

Rogers, individually or through an entity controlled by Rogers, has in the past actively traded commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers now invests in commodities only through products based on the Rogers indices, but could begin trading individual commodities and/or futures contracts on physical commodities again in the future. With respect to any of these activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers, or holders of the Notes into consideration at any time. These trading and hedging activities, by any of these parties, may affect the level of the Index and therefore the market value of the Notes.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any of the commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the actual and perceived creditworthiness of SEK.

▪	You are willing to make an investment, the payments on which depend on the creditworthiness of SEK, as the issuer of the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 11% and 15% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

▪	You are not willing or are unable to assume the credit risk associated with SEK, as the issuer of the Notes.

Accelerated Return Notes®	TS-6

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the Notes, you are consenting to Merrill Lynch acting as a principal in effecting the transaction for your account.

Merrill Lynch may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Merrill Lynch may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices. Merrill Lynch will not receive an underwriting discount for the Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

Agent for Service of Process in New York

Under the Indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the Notes or the Indenture brought against us in any U.S. state or federal court in The City of New York. The contact information for Mr. Dangoor is as follows:

David Dangoor

Honorary Consul General of Sweden

455 Park Avenue, 21st Floor

New York, New York 10022

Tel. No.: +1-212-888-3000

Principal Executive Office

As of December 17, 2010, our executive office is located at Klarabergsviadukten 61-63, P.O. Box 194, SE-101 23 Stockholm, Sweden.

Accelerated Return Notes®	TS-7

The Index

All disclosures contained in this term sheet regarding the Index and the Rogers International Commodity Index® (the RICI®), including, without limitation, their make-up, method of calculation, and how components may be changed, are derived from information prepared by Beeland Interests, Inc. (“Beeland”). Neither we nor any of the selling agents has independently verified such information, and neither Beeland nor Beeland’s affiliates or agents make any representation as to the accuracy or completeness of such information. The consequences of Beeland discontinuing publication of the Index or the RICI® are discussed in the entitled “Description of the Notes—Discontinuance of the Market Measure” beginning on page P-14 of product supplement ARN-3. None of us, Merrill Lynch, the Calculation Agent, Beeland, or Beeland’s affiliates or agents accepts any responsibility for the calculation, maintenance, or publication of the RICI® Indices (as defined below) or any successor indices.

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index®—Excess ReturnSM”, “RICI®—Excess ReturnSM”, “Rogers International Commodity Index®—Total ReturnSM” and “RICI®—Total ReturnSM” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of, Beeland, which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr.

The RICI® may be calculated as either a total return index or an excess return index, and we refer to these indices collectively as the RICI® Indices.

Overview

The RICI® Indices are composite, U.S. dollar-based, indices created by Rogers in the late 1990s. Rogers and Beeland are not affiliated with us or Merrill Lynch. None of us, the Calculation Agent, or Merrill Lynch is affiliated with Rogers or Beeland, or participate in designing the RICI® Indices. Merrill Lynch Commodities International, an affiliate of Merrill Lynch, is a representative on the RICI® Committee. The level of each of the RICI® Indices is calculated by CQG, Inc. in its capacity as the Official Global Calculation Agent of the RICI® Indices.

The Index represents the value of a basket of commodities consumed in the global economy (the “Index Commodities”). The value of each component is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the “Index Components”).

Below is a list of the Index Components, together with their respective symbols, exchanges, currencies and Initial Weights (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weight*
Crude Oil	CL	NYMEX	USD	21.00%
Brent	BRN	ICE[1] EU	USD	14.00%
Wheat	W	CBOT	USD	4.75%
Corn	C	CBOT	USD	4.75%
Cotton	CT	ICE US	USD	4.20%
Aluminum	AH	LME[2]	USD	4.00%
Copper	CA	LME	USD	4.00%
Soybeans	S	CBOT	USD	3.35%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
RBOB Gasoline	RB	NYMEX	USD	3.00%
Coffee	KC	ICE US	USD	2.00%
Lead	PB	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Soybean Oil	BO	CBOT	USD	2.00%
Sugar	SB	ICE US	USD	2.00%
Zinc	TS	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	NYMEX	USD	1.80%
Gas Oil	GAS	ICE EU	USD	1.20%
Cocoa	CC	ICE US	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%

Accelerated Return Notes®	TS-8

Contract	Symbol	Exchange	Currency	Initial Weight*
Lumber	LB	CME	USD	1.00%
Milling Wheat	EBM	NYSE Liffe	EUR	1.00%
Nickel	NI	LME	USD	1.00%
Rubber	81	TOCOM	JPY	1.00%
Tin	SN	LME	USD	1.00%
Wheat	KW	KCBT[3]	USD	1.00%
Canola	RS	ICE CA	CAD	0.75%
Rice	RR	CBOT	USD	0.75%
Soybean Meal	SM	CBOT	USD	0.75%
Orange Juice	OJ	ICE US	USD	0.60%
Oats	O	CBOT	USD	0.50%
Palladium	PA	NYMEX	USD	0.30%
Rapeseed	ECO	NYSE Liffe	EUR	0.25%
Azuki Beans	101	TGE	JPY	0.15%
Greasy Wool	GW	SFE	AUS	0.10%

*	The weights shown above are the weights of each RICI® Index Component as of the January 2011 roll period.

[1]

ICE Futures through its affiliate ICE Data LLP provides the pricing data for the ICE components of the RICI® and such data is used subject to license by ICE Futures and ICE Data LLP; but for such license, Beeland would not have the right to use such pricing data in providing the Index Values through its Official Global Calculation Agent, CQG, Inc. The ICE pricing data is provided “as is” and without representation or warranty.

[2]

The London Metal Exchange Limited provides the pricing data for the LME components of the RICI®. All references to the LME pricing data are used with the permission of the LME and LME has no involvement with and accepts no responsibility for any RICI® product or any part of the Rogers International Commodity Index®, Rogers International Commodity Index®—Metals, Rogers International Commodity Index®—Industrial Metals, their suitability as the basis for an investment, or their future performance.

[3]

The Board of Trade of Kansas City, Missouri, Inc. (“KCBT”) is neither an issuer, manager, operator, nor guarantor of products based on the Rogers International Commodity Index® or any sub-index thereof, or a partner, affiliate, or joint venture of any of the foregoing. KCBT has not approved such products or their terms. KCBT may from time to time change its rules or bylaws, including those relating to the specifications of futures contracts on which the value of the Rogers International Commodity Index® or any sub-index thereof and/or such products are derived and the manner in which KCBT settlement prices are determined or disseminated. KCBT may from time to time take emergency action under its rules which could affect KCBT settlement prices. KCBT is not responsible for any calculations involving the Rogers International Commodity Index® or any sub-index thereof or such products.

The RICI® Committee

The RICI® Indices are maintained and reviewed by the members of the Rogers International Commodity Index® Committee (the “RICI® Committee”). For the sake of transparency, consistency, and stability, composition changes are rare, and generally occur only after significant shifts in the world economy or markets. When such an event necessitates that one component be modified, the entire RICI® Indices are reviewed. The RICI® Committee members monitor the RICI® Indices daily in case of needed changes. The RICI® Committee bases its selection on world consumption patterns and liquidity.

Index Composition

The Process

The contracts chosen for the basket of commodities that are included in the RICI® Indices are required to fulfill the various conditions described below. Generally, the selection and weights of the items in the RICI® Indices are reviewed annually by the RICI® Committee, and weights for the next year are assigned every December. The composition of the RICI® Indices are modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI® Indices generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

•	continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

•	critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

Exchanges and Non-Traded Items

All commodities included in the RICI® Indices must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 13 international exchanges currently recognized by the RICI® Committee are:

1. Chicago Mercantile Exchange (U.S.)

2. Chicago Board of Trade (U.S.)

3. ICE Futures US (U.S.)

4. NYMEX (U.S.)

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5. ICE Futures Canada (Canada)

6. ICE Futures Europe (U.K.)

7. London Metal Exchange (U.K.)

8. Sydney Futures Exchange (Australia)

9. COMEX (U.S.)

10. The Tokyo Commodity Exchange (Japan)

11. Tokyo Grain Exchange (Japan)

12. NYSE Liffe (EU-Paris market)

13. Kansas City Board of Trade (U.S.)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI® Indices if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured by tracking international import and export patterns and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to be included in the RICI® Indices. Commodities that are merely linked to national consumption patterns will not be considered. The RICI® Indices are not related to any commodities production data.

Commodity Screening Process

Data of private and governmental providers concerning the world’s most consumed commodities is actively monitored and analyzed by the members of the RICI® Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply are consulted. The findings of this research are then condensed into the different commodities contracts weights included in the RICI® Indices. Sources of data as to global commodity consumption include:

•	Industrial Commodity Statistics Yearbook, United Nations (New York)

•	Commodity Trade Statistics Database, United Nations Statistics Division (New York)

•	Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

•	Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, D.C.)

•	Manufactured Fiber Review, Fiber Economics Bureau, Inc. (Arlington, VA)

•	Monthly Bulletin, International Lead and Zinc Study Group (London)

•	Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

•	Rubber Statistical Bulletin, International Rubber Study Group (London)

•	Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC) (Saudi Arabia)

•	Sugar Yearbook, International Sugar Organization (ISO) (London)

•	World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

•	World Commodity Forecasts, Economist Intelligence Unit (London)

•	World Cotton Statistics, International Cotton Advisory Committee (Washington, D.C.)

•	World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to determine whether a specific commodity contract is actually investable, the RICI® Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the American Futures Industry Association (Washington D.C., United States). Additionally, individual exchange data on contracts may also be included in the process.

If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI® Indices, taking legal considerations into account. Beyond liquidity, the RICI® Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weights

Initial Weights

The Initial Weights of the futures contracts in the RICI® Indices were effective as of the January 2011 roll period and are set forth in the chart above.

Changes in Weights and/or Index Composition

As noted, the RICI® Committee reviews the selection and weights of the futures contracts in the RICI® Indices annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI® Committee so determines in its sole discretion that it is necessary.

Monthly Rolling of Contracts

All of the futures contracts used to calculate the RICI® Indices are rolled according to rules set forth in The RICI® Handbook: The Guide to the Rogers International Commodity Index®. The RICI® Indices usually roll over three days and the “roll period” usually starts on the day prior to the last RICI® Business Day (as defined below) of the month and ends on the first RICI® Business Day of the following month. On the last day of the roll period, the roll is completed unless the roll period is extended for a RICI® Indices component as a result of a RICI® Market Disruption Event

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(as defined below). Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate each of the RICI® Indices, taking legal constraints into account. For example, at the end of November, the January crude oil contract is replaced by the February crude oil contract.

RICI® Market Disruption Events

A “RICI® Market Disruption Event” will be deemed to have occurred on any day upon which the trading of a contract involved in the Index calculation is disrupted or the fair determination of its price is interfered with, subject to the following:

a. The contract trades at the price set by the exchange to be the limit of its permissible trading range at any point in the last fifteen minutes of trading.

b. No settlement price for that contract is determined by midnight on the day of trading in the time zone in which the exchange is located.

c. The exchange upon which the contract trades closes trading in that contract at a time prior to the published closing time, unless the altered closing time was brought to public attention by the closing time on the trading day prior to the day in question.

d. The settlement closing price published by the exchange is not deemed, in the opinion of the RICI® Committee, to properly reflect the fair price of that contract as determined by its free and fair trading on that exchange.

If a RICI® Market Disruption Event occurs during the roll or rebalancing period for one or more commodities, the specific contracts involved are neither rolled nor rebalanced on that day. For those contracts, the roll weights and the Monthly Contract Weights (“MCWs”) remain identical to the values they had on the RICI® Business Day immediately preceding the RICI® Market Disruption Event. The roll period and the rebalancing period will be extended for this or these particular commodities only until the next available business day upon which no RICI® Market Disruption Event occurs for that or those commodities. Outside of the roll and rebalancing period, the Index is calculated using the last trading price available on the exchange. In particular, the calculation of the MCWs will, in the normal course of events, take place using the last price available regardless of whether a RICI® Market Disruption Event has occurred. However, under extreme conditions, the RICI® Committee reserves the right to adjust any prices used in the Index calculation. This may occur if the settlement price is deemed to materially differ from the fair price for that commodity determined by trading on that day and if use of the official settlement price would not be in the interest of Index investors. In this case, an alternative settlement price or prices may be determined and used for the Index calculation until fair trading is resumed and the exchange quoted settlement price can again be relied upon. In this case, the prices used in the calculation of the Index and the calculation of MCWs will be published along with the mechanism for their determination. Should any exchange amend the settlement price for a contract involved in the Index calculation and do so in a timely manner, the RICI® Committee may, if deemed appropriate, reflect this change by adjusting the published level of the Index.

A “RICI® Business Day” is a day on which all United States based exchanges that list futures contracts included in the RICI® are open for business (including half-day opening).

Rebalancing of the Index Components

The RICI® Indices are rebalanced monthly during each roll period using the Initial Weights.

Data Source

Each of the RICI® Indices calculations is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional Occurrences

If, for any reason, one of the components included in the RICI® Indices ceases to exist or its liquidity decreases to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI® Committee, the RICI® Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weight. For example, following the fall of the Malaysian ringgit in 1998, the liquidity of the palm oil futures contract on the Kuala Lumpur Commodity Exchange decreased to a point where it became impossible to trade it. In that case, the palm oil futures contract was replaced by the soybean oil contract that trades on the Chicago Board of Trade.

Reference Rates

The foreign exchange rates used to convert the value of the futures contracts denominated in its original currency into U.S. dollars are determined according to market standards and practices and is adjusted by a “CRY Factor”. The “CRY Factor” is the adjusting factor used in the foreign currency conversion, and is either +1 or -1 depending on the currency.

If applicable, the daily reference rate used to calculate the RICI® Indices is a function of the available reference rate, which is the 91-Day U.S. Treasury Bill (3 months) auction rate, designated as “High Rate” as published in the “Treasury Security Auction Results” report, published by the Bureau of Public Debt and available on Bloomberg USB3MTA Index <GO> or Reuters USAUCTION9. The rate is generally published once per week on Monday and effective on the RICI® Business Day immediately following.

Changes to LME Contracts

The RICI® Committee replaced the 3-month forward LME contract with the appropriate 3rd Wednesday contract and defined a new roll matrix for each LME contract included in the RICI® Indices. For the new contracts, the real time calculation uses the last official price of the 3rd Wednesday contract adjusted by the real time change of the corresponding 3-month forward contract. This change was implemented during the January 2008 roll period.

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The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through December 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the Notes. On January 18, 2011, the closing level of the Index was 2,947.11.

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Index exhibiting greater volatility than in earlier periods.

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License Agreement

Merrill Lynch has entered into a non-exclusive license agreement with Beeland Interests, Inc. providing for the license to Merrill Lynch, in exchange for a fee, of a right to use indices owned by Beeland Interests, Inc. in connection with the Notes, and SEK is an authorized sublicensee of Merrill Lynch.

Beeland Interests, Inc. is under no obligation to continue the RICI® Indices. The Notes are not sponsored, endorsed, sold, or promoted by Beeland Interests, Inc. No inference should be drawn from the information contained in this term sheet that Beeland Interests, Inc. makes any representation or warranty, implied or express, to us, Merrill Lynch, the holder of the Notes or any other person or entity regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of us, Merrill Lynch, the holders of the Notes, or any other person or entity into consideration in determining or composing any of the RICI® Indices. Beeland Interests, Inc. is not responsible for, and has not participated in, the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the Notes.

Notes are not sponsored, endorsed, sold, or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this term sheet or the advisability of investing in securities or commodities generally, or in any Notes or in futures particularly.

BEELAND INTERESTS, INC. DOES NOT, NOR DO ANY OF ITS AFFILIATES OR AGENTS, GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX® (RICI®), ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE NOTES. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES OR AGENTS MAKE ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, ANY SUB-INDEX THEREOF, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

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Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

•

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment.

•

Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition.

You should refer to the product supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Certain U.S. Federal Income Taxation Considerations

Below is a summary of certain U.S. federal income tax considerations for U.S. investors (“U.S. Holders”) that are initial holders of the Notes and that hold the Notes as capital assets. The following summary is not complete and is qualified in its entirety by the discussions under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of the accompanying product supplement ARN-3, which you should carefully review prior to investing in the Notes.

General.    We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed herein could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Sale, exchange or other taxable disposition of Notes.    A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts.    On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, prospective investors are encouraged to consult their own tax advisors about the potential impact of several proposed legislative changes in the taxation of derivatives contracts and commodities positions, and the likelihood that any of the foregoing may take effect.

It is also possible that future regulations or other IRS guidance would require you to accrue income with respect to the Notes on a current basis at ordinary rates (as opposed to capital gains rates) in excess of any amounts paid currently or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of the accompanying product supplement ARN-3.

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Additional Note Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

The final terms of the Notes will be set forth in a final term sheet, which will be filed with the SEC as a pricing supplement pursuant to Rule 424 under the Securities Act of 1933 and made available to purchasers of the Notes. The documents listed below, together with such final term sheet, are collectively referred to herein as the “Note Prospectus.”

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259302/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you these documents or the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent corporation of Merrill Lynch.

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